FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number:  0-30852

GRUPO FINANCIERO GALICIA S.A.

(the "Registrant")

Galicia Financial Group S.A.
(translation of Registrant's name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor
(CP1038AAJ)  Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F ____

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

April, 2020	Consolidated Financial Statements of the Registrant for the fiscal year that commenced on January 1, 2019 and ended on December 31, 2019, presented in comparative format.	99.1

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: April 9, 2020	By:	/s/ Pedro Alberto Richards Name: Pedro Alberto Richards Title: Chief Executive Officer